CAPITALSOURCE HEALTHCARE REIT
30699 Russell Ranch Road
Suite 200
Westlake Village, CA 91362

February 4, 2010

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Healthcare REIT
Registration Statement on Form S-11
File No. 333-152825

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, CapitalSource Healthcare REIT, a Maryland real estate investment trust (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-11 (File No. 333-152825), filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2008, as amended. The Company has not sold any securities by means of the preliminary prospectus that forms a part of the registration statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the registration statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the registration statement be credited to the account of the Company’s parent, CapitalSource Inc. (CIK 0001241199), with the Commission for future use.

Should you have any questions, please do not hesitate to contact Jim Showen of Hogan & Hartson L.L.P. at (202) 637-8357.

Very truly yours,

CAPITALSOURCE HEALTHCARE REIT

By:	/s/ James J. Pieczynski
Name: James J. Pieczynski
Title: President and CEO